Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 10
DATED DECEMBER 29, 2005
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 10 supplements certain information contained in our prospectus dated August 31, 2005, as supplemented by Supplement No. 1 dated October 14, 2005, Supplement No. 2 dated October 28, 2005, Supplement No. 3 dated November 8, 2005, Supplement No. 4 dated November 10, 2005 Supplement No. 5 dated November 22, 2005, Supplement No. 6 dated December 9, 2005, Supplement No. 7 dated December 14, 2005, Supplement No. 8 dated December 20, 2005 and Supplement No. 9 dated December 22, 2005.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled “Business and Policies,” and “Plan of Distribution” as described below.  You should read this Supplement No. 10 together with our prospectus and each supplement thereto.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading “Business and Policies,” which begins on page 107 of the prospectus. A new subsection titled “Description of Real Estate Assets” has been added by Supplement No. 1 after the discussion of “Other Policies,” which ends on page 114 of the prospectus.

Our joint venture, Minto Builders (Florida), Inc., referred to herein as MB REIT, purchased the following property on the date indicated below:

Description of Real Estate Assets

Bay Colony Town Center, League City, Texas

On December 22, 2005, MB REIT purchased a fee simple interest in an existing retail center known as Bay Colony Town Center, containing approximately 77,341 of gross leasable square feet (excluding ground lease space).  The center is located at 1807 FM 646 in League City, Texas.  This property competes with from five retail centers within its market area and its economic performance could be affected by changes in local economic conditions.

MB REIT purchased this property from an unaffiliated third party, A-S 56 IH-45 South FM 646, L.P., for a cash purchase price of approximately $41.8 million of which $6.7 million was placed in a separate escrow to be paid to the seller for 14,103 gross leasable square feet of vacant space and 6,654 gross leasable square feet of leased but unoccupied space. A third party escrow agent retains the funds until the sellers have met their contractual obligation for these spaces. The escrow will be maintained by the escrow agent for up to thirty-six (36) months. The amount deposited into escrow was determined by a gross rent multiplier using a base rent per square foot amount based on current local economic market rents.  The funds will be released by the escrow agent once the tenant’s leases have been approved by MB REIT and the tenants have moved into their space and begin paying rent.The purchase price may fluctuate up to 10% of the escrow amount due to the base rent amount stipulated in the lease as compared to the base rent multiplier used to determine the escrowed amount. MB REIT purchased this property for cash and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs or improvements to this property over the next few years. However, if any repairs or improvements are made, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property is adequately covered by insurance.

Two tenants, HCA Hospital and University of Texas Medical Branch, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

Lessee	Approximate GLA Leased (Sq. Ft.)	% of Total GLA	Base Rent Per Square Foot Per Annum ($)	Lease Term
				Beginning	To

Mainland Medical Center	10,000	11	18.00	02/05	02/10

The University of Texas Medical Branch	9,920	11	22.00	03/05	03/10
			23.00	04/10	03/15

Information regarding real estate taxes payable in 2005 and 2006 for the tax year ended 2005 (the most recent tax year for which information is generally available) were $281,000.  The real estate taxes payable were calculated by multiplying Bay Colony Town Center’s assessed value by a tax rate of 3.542.

For federal income tax purposes, MB REIT’s depreciable basis in this property will be approximately $30.1 million.  MB REIT calculates depreciation expense for tax purposes, using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Bay Colony Town Center was built in 2004.  As of December 1, 2005, this property was seventy-three (73%) occupied, with approximately 56,623 square feet (excluding ground lease space) leased to twenty-two (22) tenants (including three ground lease tenants).  The following table sets forth certain information with respect to those leases:

Lessee	Approximate GLA Leased (Sq. Ft.)	Lease Ends	Renewal Options	Current Annual Rent ($)	Base Rent Per Square Foot Per Annum ($)
The Great Frame Up	1,995	12/09	1/5 yr	43,890	22.00
Cingular Wireless	1,131	12/09	—	27,384	24.21
Sprint PCS	2,513	12/09	2/5 yr	65,338	26.00
Planet Beach of League City	1,504	01/10	1/5 yr	30,080	20.00
TGF Haircutters	1,400	01/10	1/5 yr	33,600	24.00
Subway Real Estate Corporation	1,495	01/10	1/5 yr	35,880	24.00
Cold Stone Creamery	1,500	01/10	1/5 yr	36,000	24.00
Mainland Medical Center	10,000	02/10	—	180,000	18.00
The UPS Store	1,460	02/10	2/5 yr	36,500	25.00
Karen Coady Agency	1,400	05/10	—	30,800	22.00
Gateway Chiropractic	2,966	08/10	1/5 yr	68,218	23.00
Jammin’ Inc.	2,787	04/12	1/5 yr	55,740	20.00
Nails II	2,148	01/15	—	47,256	22.00
The University of Texas Medical Branch	9,920	03/15	—	218,480	22.02
888 Chinese Restaurant	3,000	05/15	1/5 yr	66,000	22.00
Serita M. Gardner, OD	2,051	05/15	2/5 yr	36,918	18.00
Dental, Etc.	1,853	05/15	—	36,280	19.58
Manchester Dry Cleaners	3,000	06/15	2/5 yr	51,000	17.00
HEB (Ground Lease)	N/A	08/24	6/5 yr	530,000	N/A
Wells Fargo Bank (Ground Lease)	N/A	08/24	3/5 yr	120,000	N/A
Bank of America	4,500	12/24	5/5 yr	230,000	51.11
Walgreen’s (Ground Lease)	N/A	09/80	—	310,236	N/A

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)	Average Base Rental Income Per Square Foot Under Expiring Leases ($)
2006	0	—	—	0.00%	2,292,735	—
2007	0	—	—	0.00%	2,321,096	—
2008	0	—	—	0.00%	2,326,739	—
2009	3	5,639	144,352	6.20%	2,344,382	25.60
2010	8	21,725	460,086	20.40%	2,258,931	21.18
2011	0	—	—	0.00%	1,798,845	—
2012	1	2,787	55,740	3.10%	1,798,845	20.00
2013	0	—	—	0.00%	1,743,105	—
2014	0	—	—	0.00%	1,756,305	—
2015	6	21,994	521,109	29.70%	1,756,305	23.69

The table below sets forth certain information with respect to the occupancy rate at Bay Colony Town Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31,	Occupancy Rate as of December 31,	Effective Annual Rental Per Square Foot ($)

2004	50%	36.54

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require that the tenant’s to pay these expenses up to a certain amount.

Tomball Town Center, Tomball, Texas

On December 22, 2005, MB REIT purchased a fee simple interest in an existing retail center known as Tomball Town Center, containing approximately 55,217 of gross leasable square feet.  The center is located at 14090, 14080, 14030 FM 2920 in Tomball, Texas.  This property competes with from five retail centers within its market area and its economic performance could be affected by changes in local economic conditions.

MB REIT purchased this property from an unaffiliated third party, A-S 62 HWY 249-FM 2920, L.P., for a cash purchase price of approximately $20.3 million of which $3.2 million was placed in a separate escrow to be paid to the seller for 10,192 gross leasable square feet of vacant space. A third party escrow agent retains the funds until the sellers have met their contractual obligation for these spaces. The escrow will be maintained by the escrow agent for up to thirty-six (36) months. The amount deposited into escrow was determined by a gross rent multiplier using a base rent per square foot amount based on current local economic market rents.  The funds will be released by the escrow agent once the tenant’s leases have been approved by MB REIT and the tenants have moved into their space and begin paying rent. The purchase price may fluctuate up to 10% of the escrow amount due to the base rent amount stipulated in the lease as compared to the base rent multiplier used to determine the escrowed amount. MB REIT purchased this property for cash and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs or improvements to this property over the next few years. However, if any repairs or improvements are made, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property is adequately covered by insurance.

One tenant, Hollywood Video, leases more than ten percent (10%) of the total gross leasable area of the property.  The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

Lessee	Approximate GLA Leased (Sq. Ft.)	% of Total GLA	Base Rent Per Square Foot Per Annum ($)	Lease Term
				Beginning	To

Hollywood Video	6,100	11	21.50	02/05	03/15

Information regarding real estate taxes payable in 2005 and 2006 for the tax year ended 2005 (the most recent tax year for which information is generally available) were $150,000.  The real estate taxes payable were calculated by multiplying Bay Colony Town Center’s assessed value by a tax rate of 2.801.

For federal income tax purposes, MB REIT’s depreciable basis in this property will be approximately $15.2 million.  MB REIT calculates depreciation expense for tax purposes, using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Tomball Town Center was built in 2004.  As of December 1, 2005, this property was seventy-one (71%) occupied, with approximately 39,225 square feet leased to sixteen (16) tenants.  The following table sets forth certain information with respect to those leases:

Lessee	Approximate GLA Leased (Sq. Ft.)	Lease Ends	Renewal Options	Current Annual Rent ($)	Base Rent Per Square Foot Per Annum ($)
Sprint PCS	2,100	12/09	2/5 yr	48,300	23.00
Cold Stone Creamery	1,400	12/09	1/5 yr	30,800	22.00
Sport Clips	1,500	01/10	1/5 yr	31,500	21.00
The UPS Store	1,400	01/10	2/5 yr	30,100	21.50
The Silver Strawberry	1,400	01/10	—	30,800	22.00
Washington Mutual Bank	3,500	02/10	3/5 yr	98,000	28.00
The Great Frame Up	1,400	02/10	2/5 yr	33,600	24.00
TGF Haircutters	1,400	03/10	1/5 yr	33,600	24.00
Stewart Title Company	4,349	04/10	1/5 yr	86,976	20.00
Elegant Domain	1,400	04/10	1/5 yr	32,200	23.00
Berkeley Eye Center	3,613	05/10	2/5 yr	76,487	21.17
Panda Express	2,100	12/15	2/5 yr	54,600	26.00
Image Nail & Facial	1,500	03/15	1/5 yr	33,000	22.00
Texas Taco Cabana	2,800	03/15	2/5 yr	64,400	23.00
Hollywood Video	6,100	03/15	4/5 yr	131,150	21.50
Paul’s Pizza Shop	3,262	04/15	2/5 yr	61,978	19.00

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)	Average Base Rental Income Per Square Foot Under Expiring Leases ($)

2006	0	—	—	0.00%	877,491	—
2007	0	—	—	0.00%	884,015	—
2008	0	—	—	0.00%	891,939	—

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)	Average Base Rental Income Per Square Foot Under Expiring Leases ($)

2009	2	3,500	79,100	8.87%	891,939	22.60
2010	9	19,962	454,663	54.80%	829,663	22.78
2011	0	—	—	0.00%	380,460	—
2012	0	—	—	0.00%	380,460	—
2013	0	—	—	0.00%	380,460	—
2014	0	—	—	0.00%	380,460	—
2015	5	16,377	380,460	100.0%	380,460	23.23

The table below sets forth certain information with respect to the occupancy rate at Tomball Town Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31,	Occupancy Rate as of December 31,	Effective Annual Rental Per Square Foot ($)

2004	41%	22.55
2003	3%	22.00

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require that the tenant’s to pay these expenses up to a certain amount.

Triangle Center; Longview, Washington

On December 23, 2005, MB REIT purchased a fee simple interest in an existing shopping center known as Triangle Center containing approximately 252,000 gross leasable square feet.  The center is located at 1305 Ocean Beach Highway in Longview, Washington.  This property competes with from five retail centers within its market area and its economic performance could be affected by changes in local economic conditions.

MB REIT purchased this property from an unaffiliated third party, Kimco Longview, L.L.C., for a cash purchase price of approximately $40 million of which approximately $4.4 million is subject to a future earnout of 15,964 gross leasable square feet of space. A third party escrow agent retains master lease funds for approximately 4,950 gross leasable square feet of space. The master lease escrow is maintained by the escrow agent for a period not to exceed twelve (12) months and the amount was determined by application of pro forma rents. The funds will be released by the escrow agent once the tenant’s leases have been approved by MB REIT and the tenants have moved into their space and rent has commenced. The retail center contains approximately 249,294 of gross leasable square feet. MB REIT purchased this property for cash and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs or improvements to this property over the next few years. However, if any repairs or improvements are made, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property is adequately covered by insurance.

Three tenants, Ace Hardware, Ross Dress for Less and Triangle Bowl, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

Lessee	Approximate GLA Leased (Sq. Ft.)	% of Total GLA	Base Rent Per Square Foot Per Annum ($)	Lease Term
				Beginning	To
Ace Hardware	31,574	13	8.00	12/99	11/04
			8.80	11/04	11/09
			9.68	11/09	11/14

Ross Dress for Less	29,793	12	Abated	12/04	05/05
			9.50	05/05	01/10
			10.00	02/10	01/15

Triangle Bowl	30,000	12	3.50	05/05	08/15

Information regarding real estate taxes payable in 2005 for the tax year ended 2005 (the most recent tax year for which information is generally available) were $196,875.  The real estate taxes payable were calculated by multiplying Triangle Center’s assessed value by a tax rate of 13.5576.

For federal income tax purposes, MB REIT’s depreciable basis in this property will be approximately $30 million.  MB REIT calculates depreciation expense for tax purposes, using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Triangle Center was originally developed in the 1960’s and underwent a major renovation including demolition of existing structures for redevelopment during 2004 and 2005.  As of December 1, 2005, this property was ninety-six percent (96%) occupied, with a total of approximately 240,018 square feet leased to 33 tenants.  The following tables set forth certain information with respect to those leases:

Lessee	Approximate GLA Leased (Sq. Ft.)	Lease Ends	Renewal Options	Current Annual Rent ($)	Base Rent Per Square Foot Per Annum ($)
Check N’ Go	1,230	10/06	—	20,415	18.22
Open Advanced MRI of Longview	1,320	01/07	1/5 yr	25,080	19.00
Citifinancial	1,180	02/07	—	22,740	19.27
Stewart Title	3,600	12/08	—	62,986	17.50
Starbucks	1,370	02/09	2/5 yr	24,660	18.00
Great Clips	1,234	04/09	1/5 yr	22,682	18.38
H & R Block	2,516	04/09	1/5 yr	35,224	14.00
Lower Columbia Eye Clinic	7,800	04/09	—	88,774	11.38
Just Music & DVD Warehouse	2,648	10/09	1/5 yr	37,072	14.00
US Cellular	2,800	04/10	2/3 yr	67,200	24.00
Advance America	1,400	05/10	1/5 yr	28,000	20.00
Pizza Schmizza	1,400	05/10	2/5 yr	29,400	21.00
EB Games	1,400	06/10	1/5 yr	30,800	22.00
Fantastic Sam’s	1,400	06/10	1/5 yr	29,400	21.00
Moonlight Bay	3,200	08/10	1/2 yr	57,600	18.00
			1/3 yr
Luv’s Hallmark Cards	3,600	10/10	—	57,600	16.00
USA Nails	569	10/10	2/5 yr	15,078	26.50
LA Weight Loss Centers	1,438	10/10	2/3 yr	25,165	17.50
Sleep Country USA	7,200	12/10	1/1 yr	144,000	20.00
			1/2 yr
			1/3 yr

Lessee	Approximate GLA Leased (Sq. Ft.)	Lease Ends	Renewal Options	Current Annual Rent ($)	Base Rent Per Square Foot Per Annum ($)

RadioShack	2,400	01/11	—	43,200	18.00
AT&T Wireless	1,500	02/11	1/5 yr	27,450	18.30
Rite Aid	20,800	10/11	2/5 yr	104,004	5.00
Ace Hardware	31,574	11/14	3/5 yr	277,848	8.80
Ross Dress for Less	29,793	01/15	4/5 yr	283,034	9.50
Michael’s	16,993	02/15	4/5 yr	220,909	13.00
Lane Bryant	4,573	04/15	2/5 yr	82,230	17.98
Petco	13,500	05/15	2/5 yr	175,500	13.00
Quizno’s	1,600	05/15	2/5 yr	35,200	22.00
Triangle Bowl	30,000	08/15	—	105,000	3.50
Blockbuster Video	5,460	10/15	2/5 yr	103,740	19.00
Ichi Teriyaki	1,520	01/16	—	31,920	21.00
Bed, Bath & Beyond	23,000	01/16	—	201,250	8.75
Washington Mutual Bank	10,000	04/22	—	129,828	12.98

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)	Average Base Rental Income Per Square Foot Under Expiring Leases ($)

2006	1	1,230	22,415.85%		2,643,521	18.22
2007	2	2,500	48,479	1.85%	2,624,644	19.39
2008	1	3,600	62,986	2.43%	2,588,359	17.50
2009	7	17,006	252,568	9.82%	2,571,614	14.85
2010	9	22,969	478,624	20.10%	2,381,583	20.84
2011	3	24,700	187,300	9.84%	1,902,959	7.58
2012	0	—	—	—	1,715,659	—
2013	0	—	—	—	1,715,659	—
2014	1	31,574	305,640	17.81%	1,715,659	9.68
2015	6	72,126	778,011	55.18%	1,410,019	10.79

Information with respect to the occupancy rate at Triangle Center expressed as a percentage of total gross leasable square feet and the average effective annual base rent per square foot historically was not available.

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require that the tenant’s to pay these expenses up to a certain amount.

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of December 27, 2005.

	Shares	Gross proceeds ($) (1)	Commission and fees ($) (2)	Net proceeds ($)

From our Sponsor:	20,000	200,000	—	200,000

Shares sold in the offering:	9,617,352	96,173,520	10,098,220	86,075,300

	9,637,352	96,373,520	10,098,220	86,275,300

(1)       Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)       Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

Appendix C-1

The following Dividend Reinvestment Program (DRP) form, which was included in the prospectus, has been revised and is included in this supplement for your information.

Appendix C-1

Inland American Real Estate Trust, Inc. DISTRIBUTION REINVESTMENT PLAN FORM

Any current shareholder wishing to begin or terminate participation in the Distribution Reinvestment Plan (“Plan”) described in the Prospectus must check one of the following boxes.

BEGIN Participation in the Distribution Reinvestment Plan. I hereby direct that future cash distributions be used to purchase additional shares in the Company through the Distribution Reinvestment Plan, as described in the Prospectus.

(Go to Distribution Reinvestment Options section below).

TERMINATE Participation in the Distribution Reinvestment Plan (Go to Receipt of Distributions section on back).

INSTRUCTIONS

Initial Investment (Non Custodial)	Change to Distribution Election

If this is an initial investment and you would like to reinvest cash distributions on all of your shares of common stock, you can do so by filling out the Distribution Options section of the Subscription Agreement and returning it to Inland Securities Corporation at the address shown below. You do not need to complete this form.

If this is a change to your current participation in the Distribution Reinvestment Plan (beginning or terminating your current option), this form must be sent directly to Registrar and Transfer Company at the address shown below.

If this is an initial investment and you are electing a partial cash distribution reinvestment of your shares of common stock, this form must accompany the original Subscription Agreement and be sent to Inland Securities Corporation at the address shown below.

Shares of Common Stock Registered in Multiple Names
In the event you wish to enroll shares of common stock in the Plan that are registered in more than one name, all registered owners must sign this form and return it to Registrar and Transfer Company at the address shown below. Terms that are used but not defined in this form can be found in the Distribution Reinvestment Plan section in the Prospectus.

Inland Securities Corporation
2901 Butterfield Road
Oak Brook, IL 60523	Registrar and Transfer Company
Attn: Dividend Reinvestment Department
Questions: 800-826-8228	P.O. Box 1727
10 Commerce Drive
Cranford, NJ 07016
Initial Investment (Custodial)

If this is an initial investment for a custodial account electing full distribution reinvestment, fill out the Distribution Options section of the Subscription Agreement and return it to your custodian. This form does not need to be completed.

	Questions:	866-734-7010
If this is an initial investment for a custodial account electing partial cash distribution reinvestment, this form must accompany the original Subscription Agreement and be sent to your custodian.	Fax:	908-272-9481

DISTRIBUTION REINVESTMENT OPTIONS

You may choose to enroll in the Plan with all or part of the shares registered in your name. Cash distributions on all shares enrolled in the Plan are automatically reinvested in additional shares of Inland American Real Estate Trust, Inc. common stock. You do not have to enroll all of your shares of common stock in the Plan. Cash distributions on shares held in the Plan (i.e., shares of common stock that were purchased by your reinvested cash distributions) are automatically used to purchase additional shares of common stock regardless of which reinvestment option is selected. Please check the appropriate box below and provide the requested information.

Full Distribution Reinvestment Option - Please automatically reinvest cash distributions on all of my shares of common stock; or

Partial Distribution Reinvestment Option – (Provide whole number of shares only; not percentages.)

Please automatically reinvest cash distributions on                       of my shares of common stock. I understand that cash distributions on my remaining shares of common stock can be received via mail or electronic deposit.

CONTINUE ON REVERSE SIDE

50501DRP-2

1

RECEIPT OF DISTRIBUTIONS

I would like my distributions sent (check one):

(By electing an option below, participation in the Distribution Reinvestment Plan will be terminated - if applicable.)

Via Mail Complete information below

Via Electronic Deposit (ACH) Not available for custodial accounts

Checking Complete information below	Savings Complete information below

Bank ABA # (For ACH Only)
MUST enclose voided check
and complete information below

Account Number -
if applicable

Name of Bank, Brokerage
Firm or Individual

Mailing Address

City	State	Zip

SIGNATURES

Please confirm that you would like to either Begin or Terminate participation in the Distribution Reinvestment Plan, and provide your signature and information as required below.

BEGIN Participation in the Distribution Reinvestment Plan.

By signing this form, I (we) request enrollment in the Plan, certify that I (we) have received and read the Prospectus describing the Inland American Real Estate Trust, Inc. Distribution Reinvestment Plan, and agree to abide by the terms and conditions of the Plan.  I (we) hereby appoint Registrar and Transfer Company as my agent with respect to the Plan and authorize Registrar and Transfer Company (and any successor Plan administrator) to apply cash distributions toward the purchase of additional shares of common stock of Inland American Real Estate Trust, Inc. as specified in this form and in accordance with the terms and conditions of the Plan. I (we) understand that I (we) may revoke or change this authorization at any time by written notice to Registrar and Transfer Company in accordance with the terms and conditions of the Plan.   ALL REGISTERED OWNERS AND CUSTODIANS MUST SIGN.

TERMINATE Participation in the Distribution Reinvestment Plan.

Signature of Registered Owner		Signature of Co-Owner (If Applicable)

Printed Name of Registered Owner		Printed Name of Co-Owner (If Applicable)

Social Security #		Social Security #

Date	MM/DD/YYYY	Date	MM/DD/YYYY

Telephone Number
Signature of Custodian (Required if custodial account.)

NOT FDIC INSURED - MAY LOSE VALUE - NOT BANK GUARANTEED

2